SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K







[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997.



                                       OR



[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission file number 1-13105.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Arch Coal, Inc. Employee Thrift Plan.

B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office: Arch Coal, Inc., CityPlace One, Suite 300, St. Louis, Missouri, 63141.

FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements and Schedules

      Report of Independent Auditors
      Statements of Net Assets Available for Benefits
      Statement of Changes in Net Assets Available for Benefits
      Notes to Financial Statements
      Schedule of Assets Held for Investment Purposes
      Schedule of Reportable Transactions


Exhibits

      23 - Consent of Ernst & Young LLP, independent auditors

                       Financial Statements and Schedules

                      Arch Coal, Inc. Employee Thrift Plan

                          Year Ended December 31, 1997
                       with Report of Independent Auditors

                      Arch Coal, Inc. Employee Thrift Plan

                       Financial Statements and Schedules


                          Year Ended December 31, 1997




                                    CONTENTS

Report of Independent Auditors............................................1

Financial Statements

Statements of Net Assets Available for Benefits...........................2
Statement of Changes in Net Assets Available for Benefits.................4
Notes to Financial Statements ............................................5


Schedules

Schedule of Assets Held for Investment Purposes..........................14
Schedule of Reportable Transactions......................................15

                         Report of Independent Auditors

To the Administrator
Arch Coal, Inc. Employee Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Arch Coal, Inc. Employee Thrift Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 25, 1998                                              /s/ Ernst & Young LLP

                                                Arch Coal, Inc. Employee Thrift Plan

                               Statements of Net Assets Available for Benefits, with Fund Information

                                                          December 31, 1997

                                                                 INVESCO
                                                ARCH COAL,       INTERMEDIATE   INVESCO           INVESCO       INVESCO
                                                INC. COMMON      GOVENRMENT     SELECT            HIGH YIELD    TOTAL RETURN
                               TOTAL            STOCK FUND       BOND FUND      INCOME FUND       BOND FUND     FUND
                               -------------   -----------------------------------------------------------------------------
ASSETS
 Investments
  Common stock                  $    91,195     $    91,195     $      --       $      --         $    --       $      --
  Mutual funds                   68,685,454            --         8,091,573       7,346,224       2,904,865      19,123,491
  Pooled separate account         2,020,411            --              --              --              --              --
  Investment contracts            6,007,769            --              --              --              --              --
  Collective trust               13,820,591            --              --              --              --              --
  Participant notes
   receivable                     4,786,256            --              --              --              --              --
                                 ----------       ---------      ----------       ---------       ---------     -----------
Total investments                95,411,676          91,195       8,091,573       7,346,224       2,904,865      19,123,491
                                 ----------       ---------      ----------       ---------       ---------     -----------
  Cash                              126,492            --              --              --              --              --
                                 ----------       ---------      ----------       ---------       ---------     -----------
Net assets available
for benefits                    $95,538,168     $    91,195     $ 8,091,573     $ 7,346,224     $ 2,904,865     $19,123,491
                                ===========     ===========     ===========     ===========     ===========     ===========

TABLE CONTINUED
                                INVESCO         INVESCO       INVESCO          INVESCO        CAPITAL
                                INDUSTRIAL      DYNAMICS      INTERNATIONAL    EMERGING       PRESERVATION
                                INCOME FUND     FUND          GROWTH FUND      GROWTH FUND    FUND             LOAN FUND
                                -----------------------------------------------------------------------------------------------
ASSETS
Investments
  Common stock                  $       --      $       --      $       --      $       --      $       --        $    --
  Mutual funds                   13,716,282      11,694,364       1,727,160       3,458,050         623,445            --
  Pooled separate account               --              --              --              --        2,020,411            --
  Investment contracts                  --              --              --              --        6,007,769            --
  Collective trust                      --              --              --              --       13,820,591            --
  Participant notes
   receivable                           --              --              --              --              --          4,786,256
                                 ----------       ---------      ----------       ---------      ----------         ---------
 Total investments               13,716,282      11,694,364       1,727,160       3,458,050      22,472,216         4,786,256
                                 ----------       ---------      ----------       ---------      ----------         ---------
  Cash                                  --              --              --              --          126,492            --
                                 ----------       ---------      ----------       ---------      ----------         ---------
Net assets available
 for benefits                   $13,716,282     $11,694,364     $ 1,727,160     $ 3,458,050     $22,598,708       $ 4,786,256
                                ===========     ===========     ===========     ===========     ===========       ===========

 SEE ACCOMPANYING NOTES.


                                    Arch Coal, Inc. Employee Thrift

                   Statement of Net Assets Available for Benefits, with Fund Information

                                          December 31, 1996

                                                 INVESCO
                                                 INTERMEDIATE   INVESCO           INVESCO      INVESCO
                                                 GOVENRMENT     SELECT            HIGH YIELD   TOTAL RETURN
                               TOTAL             BOND FUND      INCOME FUND       BOND FUND    FUND
                               -------------     -------------------------------------------------------------------------------
ASSETS
   Investments
      Mutual funds              $57,234,889      $8,323,729      $7,030,008      $2,046,421     $14,231,068
      Investment contracts        7,602,039             --              --              --              --
      Collective trust           12,543,920             --              --              --              --
      Participant notes-
        receivable                4,750,950             --              --              --              --
                                -----------      ---------       ---------        ---------     -----------
   Total investments             82,131,798       8,323,729       7,030,008       2,046,421      14,231,068
                                -----------      ---------        ---------       ---------     -----------
   Receivables
     Participant                    187,676          22,500          17,388           6,495          35,958

     Employer                       120,596          16,154          11,205           3,935          23,239
     Participant note
       repayments                    75,006             --              --              --              --
                                -----------       ---------       ---------       ---------      ----------
    Total receivables               383,278          38,654        28,593            10,430          59,197
                                -----------       ---------       ---------        --------      ----------
Total assets                     82,515,076       8,362,383       7,058,601       2,056,851      14,290,265

LIABILITIES
   Administrative expenses
     payable                        (27,315)         (2,828)         (2,389)           (695)         (4,835)
                                -----------       ---------       ---------        --------      ----------
Net assets available
 for benefits                   $82,487,761      $8,359,555      $7,056,212      $2,056,156     $14,285,430
                                ===========      ==========      ==========      ==========     ===========

TABLE CONTINUED
                                INVESCO         INVESCO         INVESCO         INVESCO        CAPITAL
                                INDUSTRIAL      DYNAMICS        INTERNATIONAL   EMERGING       PRESERVATION
                                INCOME FUND     FUND            GROWTH FUND     GROWTH FUND    FUND             LOAN FUND
                                -------------------------------------------------------------------------------------------------
ASSETS
   Investments
      Mutual funds              $11,578,106      $8,851,312      $1,780,162      $2,521,986     $   872,097    $     --
      Investment contracts              --              --              --              --        7,602,039          --
      Collective trust                  --              --              --              --       12,543,920          --
      Participant notes
        receivable                      --              --              --              --              --      4,750,950
                                 ----------       ---------       ---------       ---------      ----------     ---------
  Total investments              11,578,106       8,851,312       1,780,162       2,521,986      21,018,056     4,750,950
                                 ----------       ---------       ---------       ---------      ----------     ---------
   Receivables
     Participant                     21,523          24,550           5,620           6,387          47,255          --
     Employer                        12,967          14,635           3,258           3,512          31,691          --
     Participant note
       repayments                       --              --              --              --              --         75,006
                                 ----------       ---------       ---------       ---------      ----------     ---------
   Total receivables                 34,490          39,185           8,878           9,899          78,946        75,006
                                 -----------      ----------      ----------      ---------      ----------     ---------
  Total assets                   11,612,596       8,890,497       1,789,040       2,531,885      21,097,002     4,825,956

LIABILITIES
   Administrative expenses
     payable                         (3,934)         (3,007)           (605)           (857)         (7,141)       (1,024)
                                 ----------       ---------       ---------       ---------      ----------     ---------
Net assets available
 for benefits                   $11,608,662      $8,887,490      $1,788,435      $2,531,028     $21,089,861    $4,824,932
                                ===========      ==========      ==========      ==========     ===========    ==========
SEE ACCOMPANYING NOTES.




 Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1997



                                                                        INVESCO
                                                          ARCH COAL,    INTERMEDIATE     INVESCO         INVESCO        INVESCO
                                                          INC. COMMON   GOVERNMENT       SELECT          HIGH YIELD     TOTAL RETURN
                                           TOTAL          STOCK FUND    BOND FUND        INCOME FUND     BOND FUND      FUND
                                           ----------     --------------------------------------------------------------------------
Additions to net assets
  attributed to:
Investment income
   Net appreciation (depreciation)
     in fair value of investments          $ 4,700,149       $(3,487)    $    60,722   $   135,036     $   28,788     $   2,964,655
   Interest and dividend income              8,145,922         1,937         424,243       662,659        363,695           769,398
                                            ----------        ------       ---------     ---------       --------        ----------
                                            12,846,071        (1,550)        484,965       797,695        392,483         3,734,053
Contributions
   Participant                               5,778,358        13,635         563,166       453,437        261,601         1,142,465
   Employer                                  3,626,728         3,975         396,882       296,930        140,949           723,381
                                            ----------        ------       ---------     ---------       --------        ----------
                                             9,405,086        17,610         960,048       750,367        402,550         1,865,846
                                            ----------        ------       ---------     ---------       --------        ----------
     Total additions                        22,251,157        16,060       1,445,013     1,548,062        795,033         5,599,899

Benefits paid to participants               (9,116,115)         (396)       (588,869)     (853,169)      (181,641)       (1,050,385)
Administrative expenses                        (84,635)          (15)        (10,710)       (7,876)        (3,987)          (16,793)
                                            ----------        ------       ---------     ---------       --------        ----------
Net increase prior
   to transfers                             13,050,407        15,649         845,434       687,017        609,405         4,532,721

Interfund transfers (net)                         --          75,546      (1,113,416)     (397,005)       239,304           305,340
                                            ----------        ------       ---------     ---------       --------        ----------
   Net increase (decrease)                  13,050,407        91,195        (267,982)      290,012        848,709         4,838,061

Net assets available for benefits
   Beginning of year                        82,487,761          --         8,359,555     7,056,212      2,056,156        14,285,430
                                            ----------        ------       ---------      ---------       --------        ---------
   End of year                             $95,538,168       $91,195     $ 8,091,573   $ 7,346,224     $2,904,865      $ 19,123,491
                                           ===========       =======     ===========    ==========     ==========      ============

TABLE CONTINUED


                                           INVESCO         INVESCO      INVESCO          INVESCO        CAPITAL
                                           INDUSTRIAL      DYNAMICS     INTERNATIONAL    EMERGING       PRESERVATION
                                           INCOME FUND     FUND         GROWTH FUND      GROWTH FUND    FUND            LOAN FUND
                                           ----------------------------------------------------------------------------------------
Additions to net assets
 attributed to:
Investment income
   Net appreciation (depreciation)
     in fair value of investments          $ 1,449,987   $   765,193      $ (341,295)   $ (359,450)      $      --      $       --
   Interest and dividend income              1,693,409     1,413,068        295,578        803,046          1,352,097       366,792
                                            ----------     ---------       ---------      --------          ---------      --------
                                             3,143,396     2,178,261         (45,717)      443,596          1,352,097       366,792
Contributions
   Participant                                 728,787       781,996         197,408       292,045          1,343,818           --
   Employer                                    416,481       473,465         110,663       154,573            909,429           --
                                            ----------     ---------       ---------      --------          ---------      --------
                                             1,145,268     1,255,461         308,071       446,618          2,253,247           --
                                            ----------     ---------       ---------      --------          ---------      --------
   Total additions                           4,288,664     3,433,722         262,354       890,214          3,605,344       366,792
Benefits paid to participants               (2,459,023)     (622,680)       (235,659)     (288,659)        (2,609,301)     (226,333)
Administrative expenses                         (9,047)      (29,935)         (3,420)       (2,852)               --            --
                                            ----------     ---------       ---------      --------          ---------      --------
Net increase prior
   to transfers                              1,820,594     2,781,107          23,275       598,703            996,043       140,459

Interfund transfers (net)                      287,026        25,767         (84,550)      328,319            512,804      (179,135)
                                            ----------     ---------      ---------       --------          ---------      --------
   Net increase (decrease)                   2,107,620     2,806,874         (61,275)      927,022          1,508,847       (38,676)
Net assets available for benefits
   Beginning of year                        11,608,662     8,887,490       1,788,435     2,531,028         21,089,861     4,824,932
                                            ----------     ---------       ---------      --------          ---------      --------
   End of year                             $13,716,282   $11,694,364      $1,727,160    $3,458,050        $22,598,708    $4,786,256
                                           ===========   ===========      ==========    ==========        ===========    ==========

SEE ACCOMPANYING NOTES.

                      Arch Coal, Inc. Employee Thrift Plan

                          Notes to Financial Statements

                                December 31, 1997



1. PLAN AMENDMENT AND DESCRIPTION OF PLAN

Pursuant to an April 4, 1997 Agreement and Plan of Merger among Ashland Coal, Inc., Arch Mineral Corporation, and AMC Merger Corporation (AMC) (a wholly-owned subsidiary of Arch Mineral), Arch Mineral's name was changed to Arch Coal, Inc. and Ashland Coal, Inc. merged with AMC effective July 1, 1997, thereby becoming a wholly-owned subsidiary of Arch Coal, Inc. On the effective date of the merger, the Arch Coal, Inc. Employee Thrift Plan (the Plan) (formerly known as the Arch Mineral Corporation Employee Thrift Plan) was amended to provide for a new Arch Coal common stock investment option. References herein to "the Company" relate to Arch Mineral prior to the merger and to Arch Coal after the merger.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description, copies of which are available from Arch Coal, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan established by the Company and affiliates under the provisions of Section 401(a) of the Internal Revenue Code
(IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible salaried and nonunion hourly employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company is the plan administrator. A Pension Committee, comprised of senior officers of the Company, oversees the activities of the Plan as agent of the employer. INVESCO Retirement Plan Services (INVESCO) is the Plan's trustee. Benefit Services Corporation is the Plan's recordkeeper.

CONTRIBUTIONS

Participants may contribute up to 16% of gross wages, as defined by the Plan. The Company contributes an amount equal to 100% of the first 6% contributed by each participant. Participants and the Company contribute biweekly.

                      Arch Coal, Inc. Employee Thrift Plan

1. PLAN AMENDMENT AND DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are fully vested in their contributions and all earnings. Vesting in Company matching contributions is based on years of continuous service. During 1997, participants vest according to the following schedule:

                                                         VESTED
                  YEARS OF SERVICE                    PERCENTAGE
            ---------------------------              ------------

            Less than 2 years                               0%
            More than 2 but less than 3                    25
            More than 3 but less than 4                    50
            More than 4 but less than 5                    75
            5 years or more                               100%

All participants are automatically fully vested in the case of death while employed, total disability or at retirement age, regardless of the number of months of participation.

Forfeitures of terminated  participants'  nonvested  accounts are used to reduce
the  Company's  future   contributions.   Restoration  of  such  forfeitures  to
reemployed participants is made in accordance with the Plan's provisions.

BENEFITS

Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution. Effective July 1, 1996, a participant who is disabled or eligible for retirement may elect to receive payment in installments. The minimum installment allowed is $500 and installments are paid quarterly, semiannually or annually.

                      Arch Coal, Inc. Employee Thrift Plan

1. PLAN AMENDMENT AND DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution and the participant's contribution. Allocations are based on participant account balances, as defined.

LOANS TO PARTICIPANTS

Participants who have been in the Plan for at least 12 months may borrow a portion of their account in accordance with the provisions of the Plan. No loan shall be made if, immediately after the loan, the unpaid balance of all loans to the participant would exceed the lesser of:

    (A)  $50,000
    (B)  50% of the vested portion of the participant's account.

The maximum loan repayment period is the earlier of 5 years or the date of the participant's termination of employment. If the loan is used for the purchase of a primary residence, the repayment period is the earlier of 15 years or when the participant terminates employment.

Loans are secured by assignment of the participant's account and the participant's collateral promissory note for the amount of the loan. Interest rates are based on the prime rate on the first working day of the month in which the loans are taken.

INVESTMENT OPTIONS

Participants direct contributions, including Company matching contributions, into ten investment options in 1% increments. Participants may change their investment elections daily. A description of each investment option is provided below:

Arch Coal, Inc. Common      Funds  are  invested  in  Arch  Coal's common stock.
Stock Fund                  This  investment   option    became   available   to
                            participants on July 1, 1997.

                      Arch Coal, Inc. Employee Thrift Plan

1. PLAN AMENDMENT AND DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

Invesco                  The mutual fund  invests  primarily  in  obligations of
Intermediate             the United States  government  and  government agencies
Government Bond Fund     and  instruments  maturing  in three to five years.


Invesco                  At least 50% of the mutual  fund's  assets are invested
Select Income Fund       in investment grade debt  securities.  The  balance  of
                         the fund may be invested in corporate bonds rated below investment grade.


Invesco                  The mutual fund invests primarily  in  higher  yielding
High Yield Bond Fund     corporate  bonds  (including  convertible  issues)  and
                         preferred stocks with medium to lower credit ratings.


Invesco                  The mutual fund invests, at a minimum, 30% in  equities
Total Return Fund        and 30% in fixed and variable  income  securities.  The
                         remaining 40% of the portfolio will vary in asset allocation.

Invesco                  The mutual fund may invest  between 60% and  75% of its
Industrial Income        assets in dividend-paying  common  stocks  of  domestic
Fund                     industrial  issuers.  The remaining assets are invested
                         in   other    income-producing    securities,    mostly
                         convertible bonds, preferred stocks, and straight debt securities.


Invesco                  The mutual fund invests in common  stocks  of companies
Dynamics Fund            traded  on  U.S.  securities  exchanges  and  over-the-
                         counter. The fund is designed for aggressive investors by investing in stocks of emerging growth companies.


Invesco                  The mutual fund invests substantially all of its assets
International Growth     in foreign securities,  principally  equity securities.
Fund                     This  fund  is  considered  aggressive,  and  may  hold
                         speculative investments.



Invesco                  The mutual fund normally  invests in equity  securities
Emerging Growth Fund     of undervalued  companies  with market  capitalizations
                         under  $500  million.   The   remaining  assets   maybe
                         invested in U.S. Government securities and foreign securities.

                      Arch Coal, Inc. Employee Thrift Plan

1. PLAN AMENDMENT AND DESCRIPTION OF THE PLAN (CONTINUED)

Capital Preservation     This fund  invests  in  long-term  investment contracts
Fund                     issued   by  a   variety   of  insurance  carriers,   a
                         collective trust, a pooled separate account and a money market fund. The objective of this fund is to provide current income, while providing protection against loss of capital. The investment contracts included in this fund had average yields of 7.39% and 8.24% for the years ended December 31, 1997 and 1996, respectively.
                         The average crediting interest rates were 7.34% and 7.88% for December 31, 1997 and 1996, respectively. The fair values of the guaranteed insurance contracts were $8,169,467 and $7,813,537 at December 31, 1997 and
                         1996, respectively.

ADMINISTRATIVE EXPENSES

The Company pays the salaries and related benefits of employees who administer the Plan. Effective July 1, 1996, participants pay for loan, withdrawal and distribution fees. All other administrative expenses are paid by the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The net assets of the Plan will be allocated to provide benefits to participants as prescribed by ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

                      Arch Coal, Inc. Employee Thrift Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Investments in mutual funds are valued at published market value on the last business day of the plan year based on the number of unit shares held. The investment contracts are stated at contract value (which represents cost plus accumulated interest, less funds to pay for certain benefits and loans to participants) because they are fully benefit responsive. The fair value of the participation units owned by the Plan in the collective trust fund and pooled separate account are based on quoted redemption values on the last business day of the plan year. Participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain 1996 amounts have been reclassified to conform to 1997 presentation.

                      Arch Coal, Inc. Employee Thrift Plan

3. INVESTMENTS

The Plan's investments are held by a trust fund and are presented in the following table.


                                                              DECEMBER 31
                                                         1997            1996
                                                      ----------     -----------
Investments at fair value determined by quoted
market price:
 Common stock
   Arch Coal, Inc., 9,668 shares                      $   91,195     $         -

  Mutual funds
   INVESCO Intermediate Government Bond Fund,
     644,747 and 668,036 shares, respectively          8,091,573       8,323,729
   INVESCO Select Income Fund, 1,101,383 and
     1,073,284 shares, respectively                    7,346,224       7,030,008
   INVESCO High Yield Fund, 288,228 and 401,779
     shares, respectively                              2,904,865       2,046,421
   INVESCO Total Return Fund, 657,391 and
     585,640 shares, respectively                     19,123,491      14,231,068
   INVESCO Industrial Income Fund, 919,938 and
     860,186 shares, respectively                     13,716,282      11,578,106
   INVESCO Dynamics Fund, 837,705 and 686,681
     shares, respectively                             11,694,364       8,851,312
   INVESCO International Growth Fund, 128,318
    and 107,045 shares, respectively                   1,727,160       1,780,162
   INVESCO Emerging Growth Fund, 308,479 and
     201,437 shares, respectively                      3,458,050       2,521,986
   INVESCO Treasurer's Fund, 623,445 and 872,097
     shares, respectively                                623,445         872,097
                                                      ----------     -----------
                                                      68,685,454      57,234,889
  Pooled separate account
   John Hancock Mutual Life                            2,020,411               -

                    Arch Coal, Inc. Employee Thrift Plan

3. INVESTMENTS (CONTINUED)


                                                              DECEMBER 31
                                                          1997           1996
                                                       ----------     ----------

   Investment contracts
     Commonwealth Life Insurance, #00128TR-1           $  992,408     $  971,470
     Commonwealth Life Insurance, #00128TR-2              947,123        925,732
     Commonwealth Life Insurance, #00128TR-3              999,611        976,530
     Commonwealth Life Insurance, #00128TR-4              521,357        524,085
     Commonwealth Life Insurance, #00128TR-5              502,380        502,803
     Commonwealth Life Insurance, #00128TR-6              516,254        512,953
     Commonwealth Life Insurance, #00128TR-7            1,027,185              -
     United of Omaha Life Insurance, #11491               501,451              -
     Hartford Life Insurance, #9601                             -      3,188,467
                                                       ----------     ----------
                                                        6,007,769      7,602,039
   Collective trust fund
     I.R.T Stable Value Fund                           13,820,591     12,543,920

   Investments at estimated fair value:
    Participant notes receivable, 8-9%                  4,786,256      4,750,950
                                                       ----------     ----------

   Total investments at fair value                   $ 95,411,676   $ 82,131,798
                                                     ============   ============

During the year ended December 31, 1997 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

   Investments at fair value determined by quoted
    market price:
      Common stocks                                               $    (3,487)
      Mutual funds                                                  4,703,636
                                                                 ------------
                                                                  $ 4,700,149
                                                                 ============

                      Arch Coal, Inc. Employee Thrift Plan

4. TAX STATUS OF THE PLAN

The Internal Revenue Service ruled on August 9, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company engages the services of a third party service provider to assist it in carrying out certain administrative and record keeping functions under the Plan. The Plan has investments in the common stock of the sponsoring company as well as in mutual funds and a collective trust sponsored by the third party service provider of the Plan.

6. SUBSEQUENT EVENT

On January 1, 1998, Arch Coal merged three similar plans sponsored by Arch Coal and affiliated companies into the Arch Coal, Inc. Employee Thrift Plan.
Effective with the merger of the Plans, all Plan participants became fully vested in their participant accounts. For plan participants employed on or before December 31, 1997, the Plan provides for immediate vesting of matching Company contributions. Participants hired on or after January 1, 1998 are fully vested in their participant accounts, but will only become fully vested in the matching Company contribution account upon the completion of three full and consecutive years of service.

7. YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by the third quarter of 1999. The Company does not expect this project to have a significant effect on plan operations.

                                    Schedules

                      Arch Coal, Inc. Employee Thrift Plan

           Item 27a - Schedule of Assets Held for Investment Purposes

                        EIN #43-0921172, Plan Number 006

                                December 31, 1997


                                                                     DESCRIPTION OF
                                                                 INVESTMENT, INCLUDING
                                                                  MATURITY DATE, RATE
                                                                  OF INTEREST, PAR OR
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY                MATURITY VALUE               COST            CURRENT VALUE
-------------------------------------------------------------------------------------------------------------------------------

Common stock:
   Arch Coal, Inc. Stock Fund*                                         9,668 shares          $    94,297            $    91,195

Mutual funds:
   INVESCO Intermediate Government Bond Fund*                        644,747 shares            8,098,148            $ 8,091,572
   INVESCO Select Income Fund*                                     1,101,383 shares            7,183,420              7,346,224
   INVESCO High Yield Bond Fund*                                     401,779 shares            2,844,858              2,904,865
   INVESCO Total Return Fund*                                        657,391 shares           14,148,131             19,123,491
   INVESCO Industrial Income Fund*                                   919,938 shares           12,076,366             13,716,283
   INVESCO Dynamics Fund*                                            837,705 shares           10,926,678             11,694,364
   INVESCO International Growth Fund*                                128,318 shares            2,038,255              1,727,160
   INVESCO Emerging Growth Fund*                                     308,479 shares            3,961,489              3,458,050
   INVESCO Treasurer's Fund*                                         623,445 shares              623,445                623,445
                                                                                             -----------            -----------
                                                                                              61,900,790             68,685,454

Pooled separate account:
   John Hancock Mutual Life                                         2,020,411 units            2,020,411              2,020,411

Investment contracts:
   Commonwealth Life Insurance Company, contract #00128TR-1                                      992,408                992,408
   Commonwealth Life Insurance Company, contract #00128TR-2                                      947,123                947,123
   Commonwealth Life Insurance Company, contract #00128TR-3                                      999,611                999,611
   Commonwealth Life Insurance Company, contract #00128TR-4                                      521,357                521,357
   Commonwealth Life Insurance Company, contract #00128TR-5                                      502,380                502,380
   Commonwealth Life Insurance Company, contract #00128TR-6                                      516,254                516,254
   Commonwealth Life Insurance Company, contract #00128TR-7                                    1,027,185              1,027,185
   United of Omaha Life Insurance, contract#11491                                                501,451                501,451
                                                                                              ----------             ----------
                                                                                               6,007,769              6,007,769

Collective trust:
   I.R.T Stable Value Fund*                                        13,820,591 units           13,820,591             13,820,591

Loans to participants                                                          8-9%                    -              4,786,256
                                                                                                                    -----------

                                                                                                                    $95,411,676
                                                                                                                    ===========

*Indicates Party-in-interest to the Plan


                      Arch Coal, Inc. Employee Thrift Plan

                 Item 27d - Schedule of Reportable Transactions

                        EIN #43-0921172, Plan Number 006

                          Year Ended December 31, 1997

                                                                                                        Current
                                                                                                        Value of
                                                                                                        Asset on               Net
                                                        Purchase         Selling        Cost of        Transaction            Gain
Identity of Party          Description of Assets          Price           Price          Asset            Date               (Loss)
---------------------     -------------------------     ---------      ----------      ----------      -----------         ---------

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

INVESCO Trust Company      Dynamics Fund               $5,784,577      $        -      $5,784,577       $5,784,577       $        -

                           Dynamics Fund                        -       3,706,718       3,340,654        3,706,718          366,064

INVESCO Trust Company      Industrial Income Fund       6,006,569               -       6,006,569        6,006,569                -

                           Industrial Income Fund               -       5,318,381       4,302,957        5,318,381        1,015,424

INVESCO Trust Company      Total Return Fund            4,819,822               -       4,819,822        4,819,822                -

                           Total Return Fund                    -       2,892,031       2,151,460        2,892,031          740,571

There were no category (i), (ii), or (iv) reportable transactions during 1997.




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.


                                    ARCH COAL, INC. EMPLOYEE
                                    THRIFT PLAN



                                    By: /s/ Jeffry N. Quinn
                                        -------------------------
                                        Plan Administrator



Date:  June 29, 1998

                                INDEX TO EXHIBITS



EXHIBIT                              ITEM

23                      Consent of Independent Auditors